UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RF Industries, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

749552105

(CUSIP Number)

Mark Holdsworth
140 S. Lake Ave., Suite 304
Pasadena, CA 91101
(626) 765-9950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 749552105

1.	NAME OF REPORTING PERSON
Mark Keith Holdsworth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
71,177 (1)
	8.	SHARED VOTING POWER
511,468 (2)
	9.	SOLE DISPOSITIVE POWER
71,177 (1)
	10.	SHARED DISPOSITIVE POWER
511,468 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
582,645
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The shares of common stock, $0.01 par value per share, of the Issuer (the “Common Stock”) reported herein for which Mark Holdsworth has sole voting and dispositive power are held in his personal account or by The Holdsworth Family Living Trust (the “Trust”). Mr. Holdsworth serves as the trustee of the Trust.

(2) The shares of Common Stock reported herein for which Mr. Holdsworth has shared voting and dispositive power are held directly by THG Securities Fund, L.P. (the “Fund”). Mr. Holdsworth is the founder of The Holdsworth Group, LLC, which is a managing member of THG Securities Advisors, LLC (the “Manager”), the general partner and the investment manager of the Fund, and, in such capacity, Mr. Holdsworth exercises voting and investment power over all of the shares held by the Fund and may be deemed to be a beneficial owner of these shares.

(3) Percent of class beneficially owned is calculated based on 10,096,175 shares of Common Stock outstanding as of March 17, 2022, as reported by the Issuer in the Form 10-Q for the quarterly period ended December 31, 2021 as filed with the SEC on March 17, 2022.

CUSIP No.: 749552105

1.	NAME OF REPORTING PERSON
Zachary Levenick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
12,551 (1)
	8.	SHARED VOTING POWER
511,468 (2)
	9.	SOLE DISPOSITIVE POWER
12,551 (1)
	10.	SHARED DISPOSITIVE POWER
511,468 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
524,019
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The shares of Common Stock reported herein for which Zachary Levenick has sole voting and dispositive power are held in his personal account.

(2) The shares of Common Stock reported herein for which Mr. Levenick has shared voting and dispositive power are held directly by the Fund. Mr. Levenick is a member of the Manager, the general partner and the investment manager of the Fund, and, in such capacity, Mr. Levenick exercises voting and investment power over all of the shares held by the Fund and may be deemed to be a beneficial owner of these shares.

(3) Percent of class beneficially owned is calculated based on 10,096,175 shares of Common Stock outstanding as of March 17, 2022, as reported by the Issuer in the Form 10-Q for the quarterly period ended December 31, 2021 as filed with the SEC on March 17, 2022.

CUSIP No.: 749552105

1.	NAME OF REPORTING PERSON
THG Securities Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
511,468 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
511,468 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
511,468 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1) The shares of Common Stock reported herein are held directly by the Fund. The Manager is the general partner and investment manager of the Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Fund and may be deemed to be the beneficial owner of these shares.

(2) Percent of class beneficially owned is calculated based on 10,096,175 shares of Common Stock outstanding as of March 17, 2022, as reported by the Issuer in the Form 10-Q for the quarterly period ended December 31, 2021 as filed with the SEC on March 17, 2022.

CUSIP No.: 749552105

1.	NAME OF REPORTING PERSON
THG Securities Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
511,468
	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER
511,468

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
511,468
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percent of class beneficially owned is calculated based on 10,040,598 shares of Common Stock outstanding as of September 9, 2021, as reported by the Issuer in the Form 10-Q for the quarterly period ended July 31, 2021 as filed with the SEC on September 13, 2021.

This amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on December 31, 2021 (the “Original Schedule 13D”) by Mark Holdsworth relating to the common stock, $0.01 par value per share (“Common Stock”), of RF Industries, Ltd., a Nevada corporation (the “Issuer”).

ITEM 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)	This Schedule 13D is being filed jointly by THG Securities Fund, L.P. (the “Fund”), THG Securities Advisors, LLC (the “Manager”), Mark Holdsworth, and Zachary Levenick (collectively with the Fund, the Manager and Mr. Holdsworth, the “Reporting Persons” and each individually, a “Reporting Person”) pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement. The Manager has the power to direct the voting and disposition of the shares of the Issuer’s Common Stock held directly by the Fund. Mr. Holdsworth and Mr. Levenick, as the principals of the Manager responsible for the investment holdings and transactions of the Fund, also may be deemed to have beneficial ownership of the reported securities.

(b)	The business address of each Reporting Person is 140 S. Lake Ave., Suite 304, Pasadena, CA 91101.

(c)	The principal business of the Fund is a private pooled investment vehicle.

The principal business of the Manager is the general partner and investment manager of the Fund.

Mr. Holdsworth is the founder and a managing partner of The Holdsworth Group, LLC (“THG”), which is a managing member of the Manager.

Mr. Levenick is a member of the Manager.

(d)	During the last five years, none of the Reporting Persons nor any of their respective general partners, managing members or executive officers, as applicable, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons nor any of their respective general partners, managing members or executive officers, as applicable, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	The Fund is a Delaware limited partnership.

The Manager is a Delaware limited liability company.

Each of Mr. Holdsworth and Mr. Levenick is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The source of funds for the shares of the Common Stock held directly by the Fund (the “Fund Shares”) was the working capital of the Fund. All of the Fund Shares reported herein have been purchased in open market transactions through the Fund’s broker-dealers. The total purchase price for the Fund reported in the Original Schedule 13D was approximately $2,730,470, including brokerage commissions, based on the average net purchase price per share of the shares reported in the Original Schedule 13D. On March 29, 2022, the Fund purchased an additional 50,000 shares of Common Stock for a total purchase price of approximately $360,135, including brokerage commissions, based on a purchase price per share of $7.2027.

The source of the funds for the shares of the Common Stock held directly by Mr. Holdsworth and The Holdsworth Family Living Trust (the “Trust”) was his personal funds. The total purchase price for these shares was approximately $136,476, including brokerage commissions, based on the average net purchase price per share of these shares. Mr. Holdsworth also received shares of restricted stock as compensation for his services as a director of the Issuer and Chairman of the Issuer’s Board and the Strategic Planning and Capital Allocation Committee. To the extent required by this Item 3 of Schedule 13D, the information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

The source of the funds for the shares of the Common Stock held directly by Mr. Levenick was his personal funds. The total purchase price for these shares was approximately $71,020, including brokerage commissions, based on the average net purchase price per share of these shares.

ITEM 4.	Purpose of Transaction.

The first sentence of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows, and the remainder of Item 4 of the Schedule 13D is unchanged

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)	As of the date of this filing, each Reporting Person’s beneficial ownership of the Common Stock is as follows:

Fund:	511,468	5.1%

Manager:	511,468	5.1%

Zachary Levenick:	524,019	5.2%

Mark Holdsworth:	582,645	5.8%

For purposes of this Schedule 13D, the percent of class beneficially owned is calculated based on 10,096,175 shares of Common Stock outstanding as of March 17, 2022, as reported by the Issuer in the Form 10-Q for the quarterly period ended December 31, 2021 as filed with the SEC on March 17, 2022.

(b)	As of the date of this filing, each Reporting Person has the following voting power and dispositive power with respect to the reported securities:

The Fund and the Manager:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 511,468

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 511,468

Zachary Levenick:

(1) Sole Voting Power: 12,551

(2) Shared Voting Power: 511,468

(3) Sole Dispositive Power: 12,551

(4) Shared Dispositive Power: 511,468

Mark Holdsworth:

(1) Sole Voting Power: 71,177

(2) Shared Voting Power: 511,468

(3) Sole Dispositive Power: 71,177

(4) Shared Dispositive Power: 511,468

(c)	The information in Item 3 above relating to the transactions effected by the Reporting Persons in the Issuer’s Common Stock is incorporated herein by reference. No other transactions effected by the Reporting Persons in the Issuer’s securities that have taken place in the last 60 days.

(d)	Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Fund Shares.

(e)	Not applicable.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated as of April 4, 2022, by and among THG Securities Fund, L.P., THG Securities Advisors, LLC, Mark Holdsworth, and Zachary Levenick.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2022

THG Securities Fund, L.P.

By:	THG Securities Advisors, LLC
Its:	General Partner

By:	The Holdsworth Group, LLC
Its:	Managing Member

By:	/s/Mark Holdsworth
Title: Managing Member

THG Securities Advisors, LLC

By:	The Holdsworth Group, LLC
Its:	Managing Member

By:	/s/Mark Holdsworth
Title: Managing Member

/s/Mark Holdsworth
Mark Holdsworth

/s/ Zachary Levenick
Zachary Levenick